UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Breeze-Eastern Corporation

(Name of Subject Company)

Hook Acquisition Sub Inc.

(Offeror)

TransDigm Group Incorporated

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

106764103

(Cusip Number of Class of Securities)

Halle Fine Terrion

General Counsel and Chief Compliance Officer

TransDigm Group Incorporated

1301 East 9th Street, Suite 3000

Cleveland, Ohio 44114

(216) 706-2960

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

John M. Gherlein

John J. Harrington

Baker & Hostetler LLP

1900 East 9th Street, Suite 3200

Cleveland, Ohio 44114

(216) 621-0200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$205,875,151	$20,732

*	Estimated for purposes of calculating the filing fee only. This amount is determined by (i) multiplying 9,914,242 shares of Breeze-Eastern common stock outstanding as of November 18, 2015 times $19.61 per share, which is the offer price and (ii) multiplying 1,165,500 shares of Breeze-Eastern common stock underlying stock options outstanding as of November 18, 2015 times $9.83, which represents the difference between the weighted average exercise price of the stock options and the offer price.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001007.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by TransDigm Group Incorporated, a Delaware corporation (“TransDigm”), and Hook Acquisition Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of TransDigm (“Purchaser”). This Schedule TO relates to the offer by Purchaser to purchase each of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Breeze-Eastern Corporation, a Delaware corporation (“Breeze-Eastern”), for $19.61 per Share in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 2015 (the “Offer to Purchase”), and the related Letter of Transmittal, copies of which are set forth as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

Item 1.	Summary Term Sheet

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Breeze-Eastern Corporation, a Delaware corporation. Breeze-Eastern’s principal executive offices are located at 35 Melanie Lane, Whippany, New Jersey 07981. Breeze-Eastern’s telephone number at that address is (973) 602-1001.

(b) This Schedule TO relates to all of the outstanding Shares. Breeze-Eastern has advised TransDigm and Purchaser that, as of December 2, 2015, the most recent practicable date, there were an aggregate of (i) 9,916,242 Shares issued and outstanding and (ii) 1,163,500 Shares reserved for issuance upon exercise of outstanding options.

(c) The information set forth in Section 6 — “Price Range of Shares” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Persons

This Schedule TO is filed by TransDigm and Purchaser. The information set forth in Section 9 — “Certain Information Concerning TransDigm and Purchaser” in the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and Section 9 — “Certain Information Concerning TransDigm and Purchaser,” Section 11 — “Background of the Offer; Past Contacts or Negotiations with Breeze-Eastern” and Section 12 — “The Merger Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and Section 7 — “Certain Effects of the Offer,” Section 12 — “The Merger Agreement; Other Agreements” and Section 13 — “Purpose of the Offer and Plans for Breeze-Eastern; No Stockholder Approval; Appraisal Rights” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or other Consideration

The information set forth in Section 10 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interests in Securities of the Subject Company

The information set forth in Section 9 — “Certain Information Concerning TransDigm and Purchaser” and Section 12 — “The Merger Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used

The information set forth in the section of the Offer to Purchase titled “Introduction” and Section 17 — “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements

Not applicable.

Item 11.	Additional Information

(a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) TransDigm, Purchaser, or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) Breeze-Eastern or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(5) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” and Section 1 — “Terms of the Offer,” Section 7 — “Certain Effects of the Offer,” Section 12 — “The Merger Agreement; Other Agreements,” Section 15 — “Certain Conditions of the Offer” and Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 12.	Exhibits

Exhibit Number.	Description of Exhibit

(a)(1)(A)	Offer to Purchase, dated December 3, 2015.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Newspaper Advertisement as published in The Wall Street Journal on December 3, 2015.*

(a)(5)(A)	Joint press release issued by Breeze-Eastern and TransDigm, dated November 19, 2015 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Breeze-Eastern on November 19, 2015, File No. 001-07872).

(d)(1)	Agreement and Plan of Merger, dated as of November 18, 2015, by and among TransDigm, Purchaser and Breeze-Eastern (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Breeze-Eastern on November 19, 2015, File No. 001-07872) (Pursuant to Item 601(b)(2) of Regulation S-K, the schedules and exhibits to the Agreement and Plan of Merger have been omitted and the Company has agreed to furnish supplementally a copy of any such omitted schedule or exhibit to the SEC upon request.).

(d)(2)	Tender and Support Agreement, dated as of November 18, 2015, by and among TransDigm Group Incorporated, Hook Acquisition Sub Inc., Tinicum Capital Partners II, L.P. and Tinicum Capital Partners II Parallel Fund, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Breeze-Eastern on November 19, 2015).

(d)(3)	Tender and Support Agreement, dated as of November 18, 2015, by and among TransDigm Group Incorporated, Hook Acquisition Sub Inc., Wynnefield Partners Small Cap Value, L.P., Wynnefield Small Cap Value Offshore Fund, Ltd. and Wynnefield Partners Small Cap Value, L.P. I. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Breeze-Eastern on November 19, 2015).

(d)(4)	Non-Disclosure Agreement, dated August 29, 2015, between Breeze-Eastern and TransDigm.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2015

HOOK ACQUISITION SUB INC.

By:	/s/ Terrance Paradie
Name:	Terrance Paradie
Title:	President

TRANSDIGM GROUP INCORPORATED

By:	/s/ Terrance Paradie
Name:	Terrance Paradie
Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number.	Description of Exhibit

(a)(1)(A)	Offer to Purchase, dated December 3, 2015.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Newspaper Advertisement as published in The Wall Street Journal on December 3, 2015.*

(a)(5)(A)	Joint press release issued by Breeze-Eastern and TransDigm, dated November 19, 2015 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Breeze-Eastern on November 19, 2015, File No. 001-07872).

(d)(1)	Agreement and Plan of Merger, dated as of November 18, 2015, by and among TransDigm, Purchaser and Breeze-Eastern (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Breeze-Eastern on November 19, 2015, File No. 001-07872) (Pursuant to Item 601(b)(2) of Regulation S-K, the schedules and exhibits to the Agreement and Plan of Merger have been omitted and the Company has agreed to furnish supplementally a copy of any such omitted schedule or exhibit to the SEC upon request.).

(d)(2)	Tender and Support Agreement, dated as of November 18, 2015, by and among TransDigm Group Incorporated, Hook Acquisition Sub Inc., Tinicum Capital Partners II, L.P. and Tinicum Capital Partners II Parallel Fund, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Breeze-Eastern on November 19, 2015).

(d)(3)	Tender and Support Agreement, dated as of November 18, 2015, by and among TransDigm Group Incorporated, Hook Acquisition Sub Inc., Wynnefield Partners Small Cap Value, L.P., Wynnefield Small Cap Value Offshore Fund, Ltd. and Wynnefield Partners Small Cap Value, L.P. I. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Breeze-Eastern on November 19, 2015).

(d)(4)	Non-Disclosure Agreement, dated August 29, 2015, between Breeze-Eastern and TransDigm.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

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